EXHIBIT 12
McKESSON CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended March 31,
(In millions)	2006		2005	2004		2003		2002

Earnings:
Income (Loss) from continuing operations before income taxes	$1,158		$(245)	$906		$848		$598

Adjustments:
Equity in net income of and dividends from equity investees	(17)		(5)	(1)		(6)		2
Fixed charges	136		161	160		167		165
Interest Capitalized	(4)		(6)	(4)		(3)		(2)

Earnings as adjusted	$1,273		$(95)	$1,061		$1,006		$763

Fixed charges:
Interest expense (a)	$94		$118	$120		$128.0		$126
Portion of rental expense representative of the interest factor	38		37	36		36		37
Capitalized interest	4		6	4		3		2

Total fixed charges	$136		$161	$160		$167		$165

Ratio:
Ratio of earnings to fixed charges	9.4	X	(b)	6.6	X	6.0	X	4.6	X

(a)	Interest expense includes amortization of debt discounts and deferred loan costs.

(b)	Earnings for the year ended March 31, 2005 were inadequate to cover fixed charges. The coverage deficiency was $256 million for ratio of earnings to fixed charges.